2121 Old Gatesburg Road, Suite 110 State College, PA 16803 Main Office: (814) 308-9754 www.eclipseresources.com

June 3, 2015

VIA EDGAR

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Eclipse Resources Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Response dated May 6, 2015

File No. 1-36511

Ladies and Gentlemen:

Set forth below are the responses of Eclipse Resources Corporation, a Delaware corporation (the “Company,” “we,” “our” or “us”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated May 20, 2015 regarding the Company’s Form 10-K filed on March 9, 2015. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

Business and Properties, page 1

Oil and Natural Gas Data, page 6

Proved Reserves Additions and Revisions, page 9

1.	Your response to prior comment 2 states that technical revisions to your proved undeveloped reserves (“PUDs”) were primarily due to the removal of certain locations that were no longer in your future development plan due to “lower expected economic attractiveness.” Please provide us with an analysis comparing the economics of the removed PUDs to the PUDs recorded during 2014 as extensions and discoveries.

June 3, 2015

In response to the Staff’s comment, we have summarized in the following table our determination of the economics of the PUDs removed from our reserves during the year ended December 31, 2014 and the PUDs that we recorded during the year ended December 31, 2014 as extensions and discoveries. As described in the table below, the returns associated with the removed undeveloped locations are lower than the remaining PUDs.

	Net PUDs	Net Reserves (Bcfe)(1)	Net PV-10 ($mm)(1)	Average IRR(1)
Removed – Marcellus PUDs	2.0	4.8	($3.2)	4.9%
Extensions – Marcellus PUDs	0.9	5.4	$8.4	150.2%
Removed – Utica Dry Gas PUDs	2.0	10.3	($1.1)	6.8%
Extensions – Utica Dry Gas PUDs	10.8	76.8	$16.8	22.1%
Removed – Utica Wet Gas PUDs	0.2	0.4	($0.1)	5.4%
Extensions – Utica Wet Gas PUDs	14.1	75.4	$49.5	37.6%

(1)	Reserves and associated economics assume December 31, 2014 SEC pricing.

Proved Undeveloped Reserves (PUDs), page 10

2.	Your response to prior comment 4 indicates that approximately 28% of your PUDs will be converted during the fiscal years ended December 31, 2015 and 2016 based on your revised capital expenditure plan. In light of the low commodity price environment, please tell us why you increased the percentage of PUDs you intend to drill during the next two fiscal years. As part of your response, please tell us how your development plans will change if commodity prices do not improve. In addition, please tell us about your plans to finance your development budget through December 31, 2016 considering other items requiring your capital resources. Refer to Rule 4-10(a)(26) of Regulation S-X.

We, along with the operators of our non-operated properties, elected to reduce our activity in response to the commodity price downturn in December 2014 and its continuation through the first quarter of 2015. Based on the reassessment of our capital expenditure plan and the current commodity pricing environment, we shifted our drilling activity to the dry gas area of our Utica Shale acreage due to greater potential returns of this area. The dry gas area of our Utica Shale acreage has more readily available access to transportation infrastructure and a larger number of our units in the area are ready for drilling as compared to our other operating areas. As a result, we moved up the development of several dry gas PUDs, which increased the net PUDs we are scheduled to develop in 2016. In addition, these dry gas PUDs have higher net reserves associated with them.

We consider future commodity prices when determining our development plan but many other factors are also considered. Although the magnitude of change in these collective factors within a sustained low commodity price environment is difficult to estimate, we currently expect to execute our development plan through 2016 based on current conditions. Should commodity prices increase or decrease significantly from current levels, we will reassess the impact on our development plan. We plan to fund our development budget through December 31, 2016 through proceeds remaining from the private placement of common stock that we completed during January 2015, cash flows from operations, borrowings under our revolving credit facility and/or proceeds from additional debt or equity offerings.

June 3, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Factors That Significantly Affect Our Financial Condition and Results of Operations, page 56

3.	Your response to prior comment 8 states that you will likely not increase your level of proved reserves through extensions and discoveries as much as you would likely have done had your budgeted capital expenditures remained unchanged. However, disclosure in your Form 10-Q for the period ended March 31, 2015 states that you expect to continue to increase your proved reserves through further extensions and discoveries as you develop your acreage position. Please revise your disclosure to more clearly explain how revisions to your capital budget for 2015 are expected to impact reserve additions from extensions and discoveries.

In response to the Staff’s comment, we will include the following disclosure in an amendment to our Registration Statement on Form S-1 (File No. 333-202037) and will include similar disclosure in future filings, as applicable and to the extent required. The language below is from our Form 10-Q with respect to the period ended March 31, 2015 with the new language appearing in bold and italics.

“Historically, commodity prices have been extremely volatile, and we expect this volatility to continue for the foreseeable future. A further or extended decline in commodity prices could materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. We make price assumptions that are used for planning purposes, and a significant portion of our cash outlays, including rent, salaries and noncancelable capital commitments, are largely fixed in nature. Accordingly, if commodity prices are below the expectations on which these commitments were based, our financial results are likely to be adversely and disproportionately affected because these cash outlays are not variable in the short term and cannot be quickly reduced to respond to unanticipated decreases in commodity prices.

Significant or extended price declines could also adversely affect the amount of oil, NGLs and natural gas that we can produce economically, which may result in our having to make significant downward adjustments to our estimated proved undeveloped reserves. A reduction in production could also result in a shortfall in expected cash flows and require us to reduce capital spending or borrow funds to cover any such shortfall. Any of these factors could negatively affect our ability to replace production and our future rate of growth.

Commodity price revisions, based on 12-month average SEC prices for 2014, did not have a significant impact on our 2014 reserve revisions, but could potentially have a significant impact on future reserve estimates, if the currently depressed pricing environment for oil, NGLs and natural gas persists or worsens. From December 31, 2014

June 3, 2015

to March 31, 2015, the 12-month average SEC price for WTI oil declined from $94.99 per Bbl to $82.72 per Bbl, while the 12-month average SEC price for Henry Hub natural gas declined from $4.35 per MMBtu to $3.88 per MMBtu. Service costs have also declined significantly during the same time period, which should mitigate a portion of the negative impact of declining commodity prices on our future reserve estimates. In addition, we expect to continue to increase our proved reserves through further extensions and discoveries as we continue to develop our acreage position.

Based on the current market conditions, we have revised our capital budget for 2015 downward to $352 million, which is a 45% reduction from our initial capital budget for the year, and a 57% decrease from 2014. We have reduced the number of our operated horizontal drilling rigs down to one, compared to three horizontal rigs as of December 31, 2014. As a result of the reduction in drilling activity, we recorded a charge related to the early termination of drilling rig contracts of $7.1 million during the three months ended March 31, 2015. In addition, this reduction in planned capital expenditures will likely result in a slower rate of growth of our proved reserves through extensions and discoveries than previously forecasted as development of our acreage position is deferred to subsequent years. See additional details related to our capital expenditures in “—Capital Requirements”.

4.	Based on your revised capital budget, we note that the number of wells scheduled to be drilled and the quantity of PUDs to be converted is now more heavily weighted to year 5 of your development schedule (i.e., the fiscal year ended December 31, 2019). Please tell us how you decided to defer the drilling of these wells to year 5 and tell us whether these locations have similar economics to the wells scheduled for earlier years.

The PUDs developed later in the 5-year window have similar economics compared to the wells scheduled to be developed during earlier years. However, based on the current commodity price environment and other factors as outlined in our response to Comment 2 above, we plan to focus our development activity in the dry gas area of our Utica Shale acreage until the beginning of 2017, at which point we expect to resume our development activity in the wet gas area of our Utica Shale acreage and in our Marcellus acreage.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 3, 2015

Please do not hesitate to contact me by telephone at (814) 409-7002 with any questions or comments regarding this correspondence.

Regards,

/s/ Christopher K. Hulburt

Christopher K. Hulburt
Executive Vice President, Secretary and General Counsel
Eclipse Resources Corporation